Exhibit 4.24

Addendum dated June 18, 2020 to the Share Purchase Agreement (the “SPA”) dated May 28, 2020, by and between Zizzy Charter Co., a Marshall Islands corporation (the “Seller” and Top Ships Inc., a Marshall Islands corporation (the “Buyer”). The Seller and the Buyer are sometimes referred to in this Agreement as a “Party” and collectively as the “Parties.”

It is hereby mutually agreed between the parties that the Buyer wishes to execute the option stipulated in the SPA to purchase the remaining 50% of the issued and outstanding capital stock of the Companies (the “Optional Shares”), on the exact same terms and conditions of the purchase of the Investment Shares as these terms were expressively stated in the SPA.

All other terms remain the same.

IN WITNESS WHEREOF the parties have caused this agreement to be executed as of the date first above written.

SIGNED for and on behalf of	SIGNED for and on behalf of
TOP SHIPS INC.	ZIZZY CHARTER CO.

/s/ Mr. Alexandros Tsirikos	/s/ Dimosthenis Eleftherladis
Mr. Alexandros Tsirikos Director / Chief Financial Officer	Dimosthenis Eleftherladis President/Director